EXHIBIT 21

Subsidiaries of Planet 13 Holdings Inc.

Name of Subsidiaries	Jurisdiction of Incorporation
BLC Management Company, LLC	Nevada
BLC NV Food, LLC	Nevada
By The Slice, LLC (a)	Nevada
LBC CBD, LLC (b)	Nevada
MM Development CA, Inc. (inactive)	California
MM Development Company, Inc. (c)	Nevada
MM Development MI, Inc. (inactive)	Michigan
Newtonian Principles, Inc. (d)	Delaware
Planet 13 Chicago, LLC	Illinois
Planet 13 Florida, Inc.	Florida
Planet 13 Illinois, LLC+	Illinois
Crossgate Capital U.S. Holdings Corp.*	California
NGWB, LLC*	California
Next Green Wave, LLC*	California

(a) Doing business as Trece Restaurant

(b) Doing business as Planet M.

(c) Doing business as (1) Planet 13 and (2) Medizin.

(d) Doing business as Planet 13.

*	Subsidiary acquired March 2, 2022 from Next Green Wave Holdings Inc.

+	Planet 13 Holdings Inc. has a 49% non-controlling interest in Planet 13 Illinois, LLC.